UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                         For the month of December 2004

                        Commission File Number: 001-31368

                                 SANOFI-AVENTIS
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Aventis' (formerly known as Sanofi-Synthelabo) Registration Statement on Form F-4 (Registration No. 333-112314), as post-effectively amended and declared effective on November 10, 2004 by the United States Securities and Exchange Commission, and the related prospectus, dated November 10, 2004, filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

         On December 23, 2004, Sanofi-Aventis (formerly known as
Sanofi-Synthelabo) issued the press release attached hereto as Exhibit 99.1 which is incorporated herein by reference.

                                  EXHIBIT LIST

Exhibit No.                       Description
----------                        -----------
Exhibit 99.1 Press Release, dated December 23, 2004, announcing approval of merger by Sanofi-Aventis shareholders.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: December 23, 2004                      SANOFI-AVENTIS


                                        By: /s/ Jean-Claude Leroy
                                           ------------------------------------
                                           Name:    Jean-Claude Leroy
                                           Title:   Senior Vice President &
                                                    Chief Financial Officer

                                  EXHIBIT LIST

Exhibit No.                       Description
----------                        -----------
Exhibit 99.1 Press Release, dated December 23, 2004, announcing approval of merger by Sanofi-Aventis shareholders.